February 10, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Amanda McManus, Branch Chief--Legal

Re:      Sahara Media Holdings, Inc.
Registration Statement on Form S-1
Filed December 31, 2008 (File No. 333-155205)

Ladies and Gentlemen:

On behalf of Sahara Media Holdings, Inc. (“Sahara” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of January 26, 2009.

SEC Comment

General

1.	We note from your response to comment 1 in which you name John Thomas Financial as abroker-dealer. We also note that John Thomas Bridge and Opportunity Fund is a sellingshareholder in your offering. Please disclose in your filing the relationship between John Thomas Financial and John Thomas Bridge and Opportunity Fund. If John Thomas Bridge and Opportunity Fund is an affiliate of John Thomas Financial, then it is an affiliate of a broker-dealer and must be identified as such in your filing. If it is a broker-dealer affiliate, in addition to the information required by Item 507 and 508 of Regulation S-K, you must state in your prospectus the following (1) each broker-dealer affiliate that is a selling shareholder purchased the shares in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these statements in the prospectus with regards to John Thomas Bridge and Opportunity Fund, it must be named as an underwriter in your prospectus.

Response:

The registration statement has been revised to disclose the relationship between John Thomas Financial and John Thomas Bridge and Opportunity Fund in accordance with the Staff’s comment. Please see page 6.

Front Page of Prospectus

2.	You state that the par value of your common stock is $.003 per share. Please amend this toreflect that the common stock underlying the warrants is $.0001 per share or advise.

Response:

The par value of Sahara’s common stock, including the common stock underlying the warrants, is $0.003 per share. The table for the calculation of the registration fee has been corrected to reflect the correct par value for the common stock underlying the warrants.

Prospectus Summary, page 3

3.	Please identify John Thomas Financial as the placement agent for the private placement.

Response:

The prospectus summary has been revised to identify John Thomas Financial as the placement agent for the private placement in accordance with the Staff’s comment.

Estimated Use of Proceeds, page 6

4.	We note your response to comment 9. Please also amend your disclosure on page 6 to explainwhat you mean by “Form 10 information.”

Response:

The Company’s disclosure on page 6 has been amended to explain what was meant by “Form 10 information” in accordance with the Staff’s comment.

Selling Security Holders, page 13

5.	We note your response to our prior comment 15 and reissue the comment. We also note yourExhibit 10.5, Form of Warrants, in Section 11 states that the restriction on percentage ownership “may not be waived without the consent of the Holder.” However, it appears the restriction on percentage ownership could be waived by the parties within the 60-day period contemplated by Rule 13d-3 for determination of beneficial ownership. Because the restriction on percentage ownership could be waived by the parties within 60 days, please revise your selling shareholders table and Security Ownership of Certain Beneficial Owners and Management to include all shares that the selling shareholders could acquire upon exercise of the warrants or advise us as to why you believe this is not necessary.

Response:

The selling shareholders table and security ownership of certain beneficial owners and management sections of the registration statement have been revised to include the shares underlying the warrants in accordance with the Staff’s comment.

6.	We note your response to our prior comment 15. We also note the disclosure that these selling shareholders each beneficially own 5.19% of the outstanding common stock, excluding the Investor Warrants. However, we do not see a Schedule 13D filed for these shareholders. Please advise.

Response:

The Company notes that the responsibility for the filing of the Schedule 13D’s lies with the respective shareholders. Nonetheless, the Company has contacted the shareholders regarding the filing of the Schedule 13D’s and has been advised that the shareholders will file the Schedule 13D’s in the near future.

Plan of Distribution, page 21

7.	We note your response to comment 1 in which you name John Thomas Financial as a broker-dealer. Please amend your Plan of Distribution to list John Thomas Financial as a statutory underwriter.

Response:

The Plan of Distribution has been revised to list John Thomas Financial as a statutory underwriter in accordance with the Staff’s comment.

Description of Business, page 23

8.	We note your responses to comment 17 and the revisions to your filing. To the extent youdiscuss future business plans, please be as specific as possible regarding how you intend toimplement these plans and disclose the potential timeline for implementation. For example, you state that you intend to launch the honeymag.com and thehivespot.com websites by February 2009. When do you anticipate that you will implement other revenue-generating activities, such as your offline events? What types of events will you hold and how will you generate revenue associated with these events?

Response:

The registration statement has been revised to be as specific as possible regarding the Company’s future business plans in accordance with the Staff’s comment.

9.	Also, when do you anticipate generating revenues? Please disclose your targeted revenues andthe time period by which you expect to achieve those targets. Do you have current advertisingarrangements in place?

Response:

The registration statement has been revised to disclose the Company’s targeted revenues, the time period by which the Company expects to achieve those targets, and the status of advertising arrangements, in accordance with the Staff’s comment.

10.	You state that you will seek to achieve “targeted circulation levels in a cost-efficient manner”. What are your targeted circulation levels? What do you mean by “cost-efficient manner”?

Response:

The reference to achieving targeted circulation levels in a cost-efficient manner has been deleted from the registration statement.

11.
We note your disclosure regarding categories of operational expenditures. Please estimate your short-term expenses related to these categories. To the extent you discuss future plans, disclose the estimated costs of implementing these plans.

Response:

The registration statement has been revised to estimate expenses related to categories of operational expenditures, and estimated costs of implementing the Company’s future plans, in accordance with the Staff’s comment.

Management’s Discussion and Analysis or Plan of Operation, page 29 Plan of Operation, page 30

12.	Please explain what you mean by “direct marketing and sponsorships”. How do you intend to generate revenues in this manner?

Response:

The reference to “direct marketing and sponsorships” has been removed from the registration Statement.

13.
It is still not clear to us what your exact short and long term capital sources and uses are. Revise to include your short and long term plans and to detail your expected capital needs for these plans as well as sources for those plans.

Response:

The registration statement has been revised to clarify the Company’s short and long term capital sources and uses in accordance with the Staff’s comment.

14.
We note your prior response to prior comment number 45; however, you have not provided sufficient facts to support your claimed use of 4(2) in many cases. Provide more details about the purchasers and their relationship to you to support your claimed exemption. For example, how did the purchaser access information about you? Were the purchasers accredited investors?

Response:

The registration statement has been revised to provide more details about the purchasers and their relationship to the Company in accordance with the Staff’s comment, to the extent such information was not previously included in the registration statement.

Very Truly Yours,

/s/ Jeff Cahlon